June 26, 2025

Melanie Figueroa
Chief Executive Officer
NMP Acquisition Corp.
555 Bryant Street, No. 590
Palo Alto, CA 94301

       Re: NMP Acquisition Corp.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed June 24, 2025
           Amendment No. 4 to Registration Statement on Form S-1
           Filed June 26, 2025
           File No. 333-286985
Dear Melanie Figueroa:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 16, 2025 letter.

Amendment No. 3 to Form S-1 filed June 24, 2025
Cover page

1. Please revise the cover page and similar disclosures throughout the prospectus to address whether an increase in the offering size pursuant to Rule 462(b) that results in the issuance of additional founder shares may result in the material dilution of purchasers' equity investment.
 June 26, 2025
Page 2

       Please contact Eric McPhee at 202-551-3693 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pamela Long at 202-551-
3765 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Blake Baron, Esq